Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

September 20, 2019

Dear Stockholder:

YOUR VOTES ARE STILL NEEDED—EVERY VOTE COUNTS

Not enough shares have been voted to complete the merger with Ocugen, Inc. The 2019 Special Meeting of Stockholders of Histogenics Corporation has been adjourned and will reconvene on September 26, 2019. We want to remind you of the importance of your vote FOR the proposed merger. Your Board of Directors unanimously recommends that stockholders vote FOR the merger and related proposals on the agenda.

TIME IS RUNNING OUT!

THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2. Therefore, your vote is important, no matter how many or how few shares you may own.

Please vote your shares FOR the merger today.

Your vote is critically important. You can vote “FOR” all agenda items by telephone or via the Internet with your proxy materials.

Thank you for taking the time to help.

Very truly yours,

Adam Gridley

President

Histogenics Corporation

TIME IS SHORT AND YOUR VOTE IS IMPORTANT!

You can vote your shares TODAY via telephone or by Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE at 1-877-456-3402.